UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 5 May 2022
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SOLID QUARTER DESPITE INFLATIONARY PRESSURES

Media Release
Operational update
for the quarter ended 31 March 2022
STATEMENT BY CHRIS GRIFFITH, CEO
Q1 2022 was another challenging start to a year from a macro viewpoint.
As we nally seemed to have overcome the worst of COVID-19 around the world, the invasion of Ukraine by Russia has had a material impact.
Despite the devastation caused by any form of war, the world is being plagued with heightened inflation, driven by high oil and gas prices and more broadly, higher commodity prices. While we expected the mining sector to be challenged by high inflation at the start of the year, the impact has been worse than initially expected. High commodity prices have driven in ation in energy costs; logistics and consumables.
Despite the global challenges, Gold Fields
had a solid Q1 2022. Group attributable
equivalent gold production was 580koz,
up 7% YoY (down 8% QoQ). Group
production remains on track to deliver the
guidance provided in February 2022.
Group AISC for the quarter was
US$1,150/oz, up 7% YoY and up 9% QoQ.
AIC for the Group was US$1,320/oz, 6%
higher YoY (down 4% QoQ) as project
capital expenditure at Salares Norte
continued into 2022. Net debt at the end
of the quarter was US$984m, compared
to US$969m at the end of December
2021, primarily driven by the payment of
the nal dividend of US$153m and a
non-controlling interest holders dividend
of US$14m. The Group generated free
cash ow of US$161m in Q1 2022. The net
debt to EBITDA at the end of the quarter
was 0.39x, largely unchanged QoQ. The
balance sheet remains in a very strong
position.
SALIENT FEATURES
COVID-19 update
We are pleased to report that we had no
further COVID-19-related deaths among
our workforce this year (up to end-April),
but we continue to apply comprehensive
measures to prevent our employees and
contractors from contracting the virus.
As at 30 April 2022, 86% of our global
workforce had been fully vaccinated,
while 46% had received at least one
booster vaccination. We have also
continued with regular testing. COVID-
19-related expenditure in Q1 totalled
US$6.8m, of which US$4.0m occurred
in Chile to cover the logistics and
accommodation requirements of the
construction workforce at the Salares
Norte project.
Q1 2022 operational performance
The Australian region produced 258koz,
up 10% YoY (down 8% QoQ) at AIC of
A$1,714/oz (US$1,241/oz) (up 12% YoY
and up 12% QoQ) and AISC of
A$1,604/oz (US$1,161/oz) (up 11% YoY
and up 15%
QoQ).
Our mines in Ghana produced 210koz
(including 45% of Asanko), down 5% YoY
(down 3% QoQ), at AIC of US$1,213/oz
(up 13% YoY and up 8% QoQ) and AISC of
US$1,181/oz (up 14% YoY and up 7% QoQ).
Production at Cerro Corona in Peru was
56koz (gold equivalent), up 21% YoY
(down 30% QoQ) at AIC of US$1,009 per
gold equivalent ounce (up 21% YoY and
up 6% QoQ) and AISC of US$963 per
gold equivalent ounce (up 35% YoY and
up 13% QoQ).
South Africa continued the strong
momentum from H2 2021, with Q1 2022
production of 78koz, largely at QoQ
(historically Q1 is seasonally weak), and
31% higher YoY. During the rst quarter
AIC was R705,316/kg (US$1,441/oz) (up
2% YoY and down 3% QoQ) and AISC
of R671,829/kg (US$1,373/oz) (up 1% YoY
and down 3% QoQ). Productivity trends
continued to improve across key leading
indicators during the quarter.
580,000
ounces of attributable gold production
US$1,320
per ounce of all-in cost
JOHANNESBURG, 5 May 2022: Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 31 March 2022.
Detailed nancial and operational results are provided on a six-monthly basis i.e. at the end of June and December.

Gold Fields
Operational Update
March Quarter
2022
2
Update on Salares Norte
A protracted third wave of COVID-19 in Chile, which resulted in increased absenteeism, impacted the Salares Norte project during Q1 2022, due to a lower number of personnel on site. By the end of the quarter, the third wave had subsided and activity on the site increased. Total project progress at the end of March was 70%, compared to the 63% at the end of Q4 2021. The project remains on track for rst gold at the end of
Q1 2023.
US$77.5m was spent on the project during the quarter, comprising
US$63.0m in capex, US$9.2m in exploration, US$4.3m in investment in working capital and US$2.8m in other cost, partially offset by a realised gain of US$1.8m on the FX hedge. Given the elevated level of inflation, the contingency that was built into the capex forecast has started to be eroded. Should inflation continue at current levels, we expect the overall project capex to be 5-7% higher than expected. To-date, the Peso hedge has paid out US$40m, which will be credited to the cost of the project.
Pre-stripping of the Brecha Principal pit continues to progress well and volumes continued to track ahead of schedule during the quarter. A total of 34Mt has been mined to-date.
Integrated Reporting
At the end of March, we released a suite of reports under the umbrella of the 2021 Integrated Annual Report (IAR). These include the IAR itself, the Annual Financial Report (including our Governance Report), the
Mineral Resource and Reserve supplement and the Climate Change
Report, produced in line with the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD). This was followed up at the end of April with the 2021 Report to Stakeholders and the GRI
Content Index.
South Deep and Gruyere solar plants
The South Deep 50MW solar plant is on track for commissioning in Q3
2022, with installation of the 101,000 solar panels proceeding as scheduled. Almost 240 people are being employed in the construction phase of the project, with BEE contractors carrying out most of the work.
At Gruyere, the construction of the 12MW solar plant and the 4.4MW battery storage facility has been completed with the system now being performance tested and ramping up for commissioning, scheduled for June.
Upgrades from credit ratings agencies
On 6 April 2022, Moody’s Investor Services affirmed Gold Fields’ Baa3 issuer rating and changed the outlook to stable from negative following the rating affirmation of South Africa’s Ba2 government rating and change of outlook to stable from negative.
On 28 April 2022, S&P Global Ratings upgraded Gold Fields credit rating from ‘BBB-’ from ‘BB+’ and the debt ratings on the Group’s senior unsecured notes. S&P also raised to ‘A-3’ from ‘B’ the short-term rating on the Group and affirmed its ‘zaAAA/zaA-1+’ South African national scale ratings.
FY 2022 guidance unchanged
Given the solid operational performance in Q1 2022, we are on track to achieve the Group production guidance provided in February 2022.
As indicated earlier, inflation has been higher than initially expected as shown in the table below, however, the higher-than-expected copper by-production credit has partially offset the higher cost inflation.
Consequently, we leave our cost guidance for the year unchanged.
For 2022, attributable gold equivalent production (excluding Asanko) is expected to be between 2.25Moz and 2.29Moz (2021 comparable
2.25Moz). Including Asanko, attributable gold equivalent production is expected to be between 2.29Moz and 2.34Moz. AISC is expected to be between US$1,140/oz and US$1,180/oz, with AIC expected to be
US$1,370/oz to US$1,410/oz. If we exclude the very significant project capex at Salares Norte, AIC is expected to be US$1,230/oz to US$1,270/oz.
The exchange rates used for our 2022 guidance are: R/US$15.55 and
US$/A$0.76.
For 2022, attributable gold equivalent production (excluding Asanko) is expected to be between 2.25Moz and 2.29Moz (2021 comparable
2.25Moz). Including Asanko, attributable gold equivalent production is expected to be between 2.29Moz and 2.34Moz. AISC is expected to be between US$1,140/oz and US$1,180/oz, with AIC expected to be
US$1,370/oz to US$1,410/oz. If we exclude the very significant project capex at Salares Norte, AIC is expected to be US$1,230/oz to US$1,270/oz.
The exchange rates used for our 2022 guidance are: R/US$15.55 and
US$/A$0.76.
2022 Effective mining inflation forecast
Forecast
inflation as at
Forecast
inflation as at
February 2022
April 2022
Australia
9.4%
10.2%
Ghana
10.9%
12.2%
Peru
6.8%
10.5%
South Africa
11.2%
8.6%
Chile 2.7%
8.9%

Chris Griffith
Chief Executive Officer
5 May 2022

Gold Fields
Operational Update
March Quarter
2022
3
Key statistics
United States Dollars
Quarter
Figures in millions unless otherwise stated
March
2022
December
2021
March
2021
Gold produced*
oz (000)
580
631
541
Tonnes milled/treated
000
10,520
10,586
10,378
Revenue (excluding Asanko)
US$/oz
1,884
1,805
1,778
Cost of sales before gold inventory change and amortisation and depreciation
(excluding Asanko)
US$/tonne
47
48
43
All-in sustaining costs
US$/oz
1,150
1,055
1,078
Total all-in cost
US$/oz
1,320
1,369
1,249
Net debt
US$m
984
969
1,224
Net debt (excluding lease liabilities)
US$m
559
553
788
Net debt to adjusted EBITDA ratio
US$m
0.39
0.40
0.59
* Gold produced in this table is attributable and includes Gold Fields’ share of 45% in Asanko.
At 31 March 2022, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%), Gruyere JV (50%) and
Asanko JV (45% equity share).
Gold produced and sold throughout this report includes copper gold equivalents of approximately 5% of Group production.
All-in sustaining costs and total all-in cost in the key statistics table include all Gold Fields operations, projects and offices. The tables on pages 4 and 5 present only the mining operations. See reconciliation below.
Figures may not add as they are rounded independently.
All-in cost reconciliation
United States Dollars
Quarter
Figures in millions unless otherwise stated
March
2022
December
2021
March
2021
All-in cost for mining operations (page 4)
US$/oz
1,198
1,090
1,132
Salares Norte
US$/oz
109
240
110
Corporate and other
US$/oz
13
39
7
Total all-in cost
US$/oz
1,320
1,369
1,249
Currencies
Quarter
March
2022
December
2021
March
2021
US$1-ZAR
15.22
15.43
14.96
A$1-US$
0.72
0.73
0.77

Stock data for the three months ended 31 March 2022
Number of shares in issue
NYSE – (GFI)
– at end March 2022
891,244,132
Range – Quarter
US$9.84 – US$16.71
– average for the quarter
890,029,351
Average volume – Quarter
9,596,414 shares/day
Free float
100 per cent
JSE LIMITED – (GFI)
ADR ratio
1:1
Range – Quarter
ZAR154.90 – ZAR254.41
Bloomberg/Reuters
GFISJ/GFLJ.J
Average volume – Quarter
3,802,753 shares/day

Gold Fields
Operational Update
March Quarter
2022
4
Salient features and cost benchmarks
United States Dollars
Total
Total
South
South
Mine
Mine
African
West Africa
America
operations
operations
Region
Region
Region
and projects   and projects
Ghana
Peru Chile
including
excluding
equity
equity
accounted
accounted
Salares
Figures are in millions
Joint
Joint
South
Asanko*
Cerro
Norte
unless otherwise stated
Venture
Venture
Deep
Total
Tarkwa      Damang
45%
Corona
Project
Operating results
Ore milled/treated
March 2022
10,520
9,853
734
5,286
3,447
1,171
667
1,729
—
(000 tonnes)
Dec 2021
10,586
9,924
695
5,265
3,401
1,201
663
1,736
—
March 2021
10,378
9,728
707
5,269
3,436
1,183
650
1,635
—
Yield (grams per tonne)
March 2022
1.8
1.8
3.3
1.2
1.2
1.6
0.9
1.0
—
Dec 2021
1.9
2.0
3.4
1.3
1.2
1.7
1.1
1.4
—
March 2021
1.7
1.7
2.6
1.3
1.1
1.9
1.3
0.9
—
Gold produced
March 2022
602.0
582.9
78.0
209.5
128.5
62.0
19.1
56.1
—
(000 managed equivalent
Dec 2021
653.6
630.9
76.8
216.2
129.1
64.5
22.6
79.6
—
ounces)
March 2021
562.9
535.9
59.7
221.1
122.5
71.7
27.0
46.4
—
Gold produced
March 2022
579.9
560.8
75.2
190.5
115.7
55.8
19.1
55.8
—
(000 attributable
Dec 2021
631.1
608.4
74.0
196.9
116.2
58.0
22.6
79.2
—
equivalent ounces)
March 2021
541.3
514.3
57.6
201.8
110.3
64.5
27.0
46.2
—
Gold sold
March 2022
602.4
583.5
78.0
209.3
128.5
62.0
18.9
59.8
—
(000 managed equivalent
Dec 2021
656.8
633.6
76.8
216.7
129.1
64.5
23.1
85.0
—
ounces)
March 2021
558.1
529.7
57.2
222.5
122.5
71.7
28.3
52.6
—
Cost of sales before
March 2022
(477.2)
(452.8)
(81.3)
(151.2)
(89.7)
(37.1)
(24.4)
(46.4)
—
amortisation and
Dec 2021
(457.5)
(429.5)
(71.4)
(147.6)
(79.6)
(40.0)
(28.0)
(51.0)
—
depreciation (million)
March 2021
(433.1)
(406.2)
(70.2)
(138.9)
(73.2)
(38.8)
(26.9)
(49.9)
—
Cost of sales before gold
March 2022
46
47
110
32
25
47
39
27
—
inventory change and
Dec 2021
48
48
109
37
32
47
46
33
—
amortisation and
depreciation
(dollar per tonne)
March 2021
43
43
101
30
21
45
45
25
—
Sustaining capital
March 2022
(161.0)
(160.5)
(23.4)
(68.7)
(57.2)
(10.9)
(0.5)
&
(2.9)
—
(million)
Dec 2021
(165.4)
(162.1)
(31.1)
(56.4)
(45.8)
(7.3)
(3.3)
&
(11.6)
—
March 2021
(113.2)
(111.5)
(8.3)
(55.0)
(50.7)
(2.6)
(1.7)
&
(2.2)
—
Non-sustaining capital
March 2022
(89.8)
(89.2)
(5.3)
(3.2)
—
(2.6)
(0.6)
(2.2)
(63.0)
(million)
Dec 2021
(176.6)
(174.4)
(6.0)
(2.4)
—
(0.2)
(2.2)
(7.9)
(134.3)
March 2021
(87.4)
(84.0)
(3.2)
(5.9)
—
(2.5)
(3.4)
(4.6)
(58.6)
Total capital expenditure
March 2022
(250.8)
(249.7)
(28.7)
(71.9)
(57.2)
(13.5)
(1.1)
(5.1)
(63.0)
(million)
Dec 2021
(342.0)
(336.5)
(37.1)
(58.8)
(45.8)
(7.5)
(5.5)
(19.5)
(134.3)
March 2021
(200.6)
(195.5)
(11.5)
(60.9)
(50.7)
(5.1)
(5.1)
(6.8)
(58.6)
All-in sustaining costs
March 2022
1,136
1,122
1,373
1,181
1,269
891
1,538
(129)
—
(dollar per ounce)
Dec 2021
1,016
995
1,401
1,099
1,127
885
1,539
(138)
—
March 2021
1,071
1,066
1,388
1,038
1,190
733
1,158
136
—
Total all-in cost
March 2022
1,198
1,183
1,441
1,213
1,269
967
1,639
(27)
—
(dollar per ounce)
Dec 2021
1,090
1,067
1,479
1,123
1,127
915
1,680
63
—
March 2021
1,132
1,121
1,444
1,078
1,190
791
1,323
358
—
Average exchange rates were US$1 = R15.22, US$1 = R15.43 and US$1 = R14.96 for the March 2022, December 2021 and March 2021 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.72, A$1 = US$0.73 and A$1 = US$0.77 for the March 2022, December 2021 and March 2021 quarters, respectively.
Figures may not add as they are rounded independently.
* Equity accounted Joint Venture.
&
Includes Gold Fields 45% share of deferred stripping of US$0.0m and US$0.4m (100% basis US$0.0m and US$0.8m) for the March 2022 and December 2021 quarters, respectively.

Gold Fields
Operational Update
March Quarter
2022
5
Salient features and cost benchmarks
continued
United States Dollars
Australian Dollars
South
African
Rand

Figures are in millions
unless otherwise stated
South
Australia                                                                     Australia
Africa
Region                                                                         Region
Region
Australia                                                                     Australia
Granny    Gruyere
Granny    Gruyere
South
Total
St Ives
Agnew      Smith          50%          Total
St Ives     Agnew
Smith         50%
Deep
Operating results
Ore milled/treated
(000 tonnes)
Yield
(grams per tonne)
Gold produced
(000 managed
equivalent ounces)
Gold produced
(000 attributable
equivalent ounces)
Gold sold
(000 managed
equivalent ounces)
Cost of sales before
amortisation and
depreciation (million)
Cost of sales before
gold inventory
change and
amortisation and
depreciation
(dollar per tonne)
Sustaining capital
(million)
Non-sustaining
capital (million)
Total capital
expenditure (million)
All-in sustaining costs
(dollar per ounce)
Total all-in cost
(dollar per ounce)
March
2021          1,181         1,058           1,400          1,250         1,070          1,529          1,370          1,812          1,618          1,385
694,685
Average exchange rates were US$1 = R15.22, US$1 = R15.43 and US$1 = R14.96 for the March 2022, December 2021 and March 2021 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.72, A$1 = US$0.73 and A$1 = US$0.77 for the March 2022, December 2021 and March 2021 quarters, respectively.
Figures may not add as they are rounded independently.
March 2022
2,772
1,021
292
389
1,071
2,772
1,021
292
389
1,071
734
Dec 2021
2,891
1,015
320
438
1,118
2,891
1,015
320
438
1,118
695
March 2021
2,767
1,027
297
385
1,058
2,767
1,027
297
385
1,058
707
March 2022
2.9
2.9
6.7
5.3
1.0
2.9
2.9
6.7
5.3
1.0
3.3
Dec 2021
3.0
3.4
5.6
5.6
0.9
3.0
3.4
5.6
5.6
0.9
3.4
March 2021
2.6
2.8
5.3
4.7
1.0
2.6
2.8
5.3
4.7
1.0
2.6
March 2022
258.4
93.9
63.0
65.9
35.6
258.4
93.9
63.0
65.9
35.6
2,425
Dec 2021
281.0
110.5
57.5
79.1
33.9
281.0
110.5
57.5
79.1
33.9
2,387
March 2021
235.7
94.0
50.9
57.6
33.1
235.7
94.0
50.9
57.6
33.1
1,858
March 2022
258.4
93.9
63.0
65.9
35.6
258.4
93.9
63.0
65.9
35.6
2,338
Dec 2021
281.0
110.5
57.5
79.1
33.9
281.0
110.5
57.5
79.1
33.9
2,302
March 2021
235.7
94.0
50.9
57.6
33.1
235.7
94.0
50.9
57.6
33.1
1,792
March 2022
255.3
95.9
64.5
59.7
35.1
255.3
95.9
64.5
59.7
35.1
2,425
Dec 2021
278.2
108.6
57.1
79.1
33.5
278.2
108.6
57.1
79.1
33.5
2,387
March 2021
225.8
88.6
47.9
57.1
32.2
225.8
88.6
47.9
57.1
32.2
1,778
March 2022
(198.3)
(79.4)
(49.0)
(46.1)
(23.7)
(273.9)
(109.7)
(67.7)
(63.7)
(32.7)
(1,237.6)
Dec 2021
(187.5)
(76.6)
(41.2)
(49.8)
(19.9)
(257.0)
(104.7)
(56.6)
(68.3)
(27.4)
(1,107.2)
March 2021
(174.1)
(65.8)
(42.5)
(47.5)
(18.3)
(225.3)
(85.2)
(55.0)
(61.4)
(23.7)
(1,049.9)
March 2022
69
63
162
136
25
95
87
223
188
34
1,679
Dec 2021
63
65
135
112
22
87
90
186
153
30
1,694
March 2021
64
61
142
127
21
82
79
184
164
27
1,505
March 2022
(66.0)
(28.1)
(15.5)
(13.3)
(9.1)
(91.2)
(38.8)
(21.5)
(18.3)
(12.6)
(356.4)
Dec 2021
(66.3)
(21.1)
(13.1)
(21.6)
(10.5)
(90.9)
(29.0)
(18.1)
(29.3)
(14.5)
(468.1)
March 2021
(47.7)
(17.4)
(10.8)
(8.6)
(10.9)
(61.8)
(22.6)
(13.9)
(11.1)
(14.1)
(124.0)
March 2022
(16.0)
(0.2)
(8.6)
(7.3)
—
(22.2)
(0.2)
(11.8)
(10.1)
—
(81.2)
Dec 2021
(25.9)
(3.8)
(11.9)
(9.9)
(0.3)
(35.3)
(5.2)
(16.1)
(13.6)
(0.4)
(92.4)
March 2021
(15.1)
(2.8)
(6.2)
(6.0)
(0.1)
(19.5)
(3.6)
(8.0)
(7.8)
(0.1)
(48.1)
March 2022
(82.0)
(28.3)
(24.1)
(20.6)
(9.1)
(113.4)
(39.0)
(33.3)
(28.4)
(12.6)
(437.6)
Dec 2021
(92.2)
(24.9)
(25.0)
(31.5)
(10.8)
(126.2)
(34.2)
(34.2)
(42.9)
(14.9)
(560.5)
March 2021
(62.8)
(20.2)
(17.0)
(14.6)
(11.0)
(81.3)
(26.2)
(21.9)
(18.9)
(14.2)
(172.1)
March 2022
1,161
1,217
1,142
1,133
1,088
1,604
1,681
1,577
1,565
1,503
671,829
Dec 2021
1,019
978
1,091
1,007
1,058
1,397
1,339
1,500
1,378
1,453
691,362
March 2021
1,115
1,027
1,271
1,145
1,068
1,442
1,329
1,645
1,482
1,382         667,614
March 2022
1,241
1,244
1,285
1,279
1,088
1,714
1,718
1,775
1,767
1,503          705,316

Dec 2021
1,112
1,013
1,299
1,133
1,067
1,524
1,387
1,782
1,550
1,465         730,076

Gold Fields
Operational Update
March Quarter
2022
6
Review of Operations
Quarter ended 31 March 2022 compared with quarter
ended 31 December 2021
Figures may not add as they are rounded independently
South Africa region
South Deep
March
2022
Dec
2021
%
Variance
000
Ore mined
tonnes
000
364
375
(3)%
Waste mined
tonnes
000
63
53
19%
Total tonnes
tonnes
427
428
—%
Grade mined –
underground reef
g/t
6.32
6.66
(5)%
Grade mined –
underground total
g/t
5.39
5.83
(8)%
Gold mined
kg
2,303
2,499
(8)%
000’oz
74.0
80.3
(8)%
Destress
m
1,186
1,043
14%
Development
m
1,562
1,447
8%
Secondary support
m
3,906
3,814
2%
Back ll
Ore milled –
m
3
000
86,418
93,949
(8)%
underground reef
Ore milled –
underground waste
tonnes
000
tonnes
345
57
354
53
(3)%
8%
Total underground
000
tonnes milled
tonnes
000
402
407               (1)%
Total tonnes milled tonnes
734
695
6%
Yield – underground
reef g/t
6.92
6.65
4%
Surface yield
g/t
0.11
0.11
—%
Total yield
g/t
3.31
3.44
(4)%
Gold produced
kg
2,425
2,387
2%
000’oz
78.0
76.8
2%
Gold sold
kg
2,425
2,387
2%
000’oz
78.0
76.8
2%
AISC
R/kg
671,829
691,362
(3)%
US$/oz
1,373
1,401
(2)%
AIC
R/kg
705,316
730,076
(3)%
US$/oz
1,441
1,479
(3)%
Sustaining capital
Rm
356.4
468.1
(24)%
expenditure
US$m
23.4
31.1
(25)%
Non-sustaining capital
Rm
81.2
92.4
(12)%
expenditure
US$m
5.3
6.0
(12)%
Total capital
Rm
437.6
560.5
(22)%
expenditure
US$m
28.7
37.1
(23)%
Gold production increased by 2% to 2,425kg (78,000oz) in the March quarter from 2,387kg (76,800oz) in the December quarter as a result of a release of GIP in the March quarter. Total tonnes mined decreased marginally to 427kt in the March quarter from 428kt in the December quarter. Total gold mined decreased by 8% to 2,303kg (74,000oz) in the
March quarter from 2,499kg (80,300oz) in the December quarter mainly as a result of lower reef grade mined which decreased by 5% to 6.32g/t when compared to the previous quarter of 6.66g/t driven by a slight change in mining mix.
Reef yield increased by 4% to 6.92g/t in the March quarter from 6.65g/t in the December quarter due to the quarter-on-quarter GIP movement.
Total underground tonnes milled decreased marginally by 1% to 402kt in the March quarter from 407kt in the December quarter. Surface tonnes milled increased by 15% to 332kt in the March quarter from 288kt in the
December quarter.
Development increased by 8% to 1,562 metres in the March quarter from
1,447 metres in the December quarter and similarly destress increased by
14% to 1,186 metres in the March quarter from 1,043 metres in the December quarter as a result of an increase in rig production rates, which is in line with the production ramp-up plan.
Secondary support installed increased by 2% to 3,906 metres in the
March quarter from 3,814 metres in the December quarter, which is in line with the increase in development and destress performance. Back ll decreased by 8% to 86,418m
3
in the March quarter from 93,949m
3
in the
December quarter due to pumping infrastructure constraints and stope availability.
All-in cost decreased by 3% to R705,316/kg (US$1,441/oz) in the March quarter from R730,076/kg (US$1,479/oz) in the December quarter mainly due to an increase in gold sold and a decrease in capital expenditure
(solar plant and equipment deliveries), partially offset by an increase in cost of sales before amortisation and depreciation compared to the
December quarter.
Total capital expenditure decreased by 22% to R438m (US$29m) in the
March quarter from R561m (US$37m) in the December quarter.
Sustaining capital expenditure decreased by 24% to R356m (US23m) in the March quarter from R468m (US$31m) in the December quarter mainly due to lower equipment spend and lower spending on the Doornpoort tailings facility, partially offset by higher spending on the solar plant.
Non-sustaining capital expenditure decreased by 12% to R81m (US$5m) in the March quarter from R92m (US$6m) in the December quarter due to a decrease in spending on the ground handling systems in the new mine during the current quarter.
With the President of South Africa announcing that licensing for electricity self-generation will increase to 100MW, South Deep applied to NERSA for approval to increase the solar project output capacity from 40MW to
60MW. South Deep obtained approval for such increase on 16 March
2022. Now that NERSA has approved the expansion, Eskom will carry out the work required to allow for the self-generation of 50MW and to eventually expand to 60MW. Year to date expenditure on the plant is
R164m (US$11m). Total year forecast expenditure on the plant is R554m
(US$38m). Total expenditure to build and commission the plant is estimated to be R700m (US$47m).
The construction of the plant is currently 9% behind plan, due to global supply constraints and securing shipping slots, however, the team remains con dent that the plant will still “Go-Live” in August 2022 to supply electricity as planned.
West Africa region
Ghana
Tarkwa
March
Dec
%
2022
2021          Variance
Ore milled – surface
tonnes
000
332
288
15%
000
Ore mined
tonnes
3,283
3,545
(7)%
000
Waste (Capital)
tonnes
10,931
9,504
15%
000
Waste (Operational)
tonnes
7,845
8,111
(3)%
000
Total waste mined
tonnes
18,776
17,615
7%
Total tonnes mined
000
tonnes
22,059
21,160
4%
Strip ratio
waste/ore
5.7
5.0
14%
Grade mined
g/t
1.16
1.31
(11)%
Gold mined
000’oz
122.9
149.8
(18)%
000
Tonnes milled
tonnes
3,447
3,401
1%
Yield
g/t
1.16
1.18
(2)%
Gold produced
000’oz
128.5
129.1
—%
Gold sold
000’oz
128.5
129.1
—%
AISC
US$/oz
1,269
1,127
13%
AIC
US$/oz
1,269
1,127
13%
Sustaining capital
expenditure
US$m
57.2
45.8
25%
Non-sustaining
expenditure
US$m
—
—
—%
Total capital expenditure
US$m
57.2
45.8
25%

Gold Fields
Operational Update
March Quarter
2022
7
Gold production decreased marginally to 128,500oz in the March quarter from 129,100oz in the December quarter due to lower yield, partially offset by higher tonnes milled. Yield decreased by 2% to 1.16g/t in the March quarter from 1.18g/t in the December quarter due to lower grade ore mined and processed. Ex-pit ore processed in the March quarter was
3.1Mt at 1.16g/t compared with 2.9Mt at 1.31g/t in the December quarter.
Total tonnes mined, including capital waste stripping, increased by 4% to
22.1Mt in the March quarter from 21.2Mt in the December quarter in line with the mining sequence. Ore mined decreased by 7% to 3.3Mt in the
March quarter from 3.5Mt in the December quarter due to focus on capital waste stripping to expose ore. Capital waste stripping increased by 15% to
10.9Mt in the March quarter from 9.5Mt in the December quarter in line with the 2022 production schedule. Operational waste decreased by 3%
to 7.8Mt in the March quarter from 8.1Mt in the December quarter due to focus on capital waste stripping. Strip ratio increased by 14% to 5.7 in the
March quarter from 5.0 in the December quarter due to the higher capital strip in line with the mining schedule. Gold mined decreased by 18% to
122.9koz in the March quarter from 149.8koz in the December quarter due to lower ore tonnes and grade mined.
Tonnes processed increased by 1% to 3,447kt in the March quarter from 3,401kt in the December quarter due to improved overall plant effectiveness.
All-in cost increased by 13% to US$1,269/oz in the March quarter from
US$1,127/oz in the December quarter due to higher cost of sales before amortisation and depreciation as a result of higher mining cost, lower gold sold and higher capital expenditure.
Capital expenditure increased by 25% to US$57m in the March quarter from US$46m in the December quarter mainly due to higher capital waste tonnes mined and higher mining unit cost.
Damang
March
2022
Dec
2021
%
Variance
000
2,046
(8)%
Ore mined
tonnes
1,875
000
Waste (Capital)
tonnes
1,662
810
105%
000
Waste (Operational)
tonnes
3,005
3,672
(18)%
000
Total waste mined tonnes
4,667
4,482
4%
000
Total tonnes mined tonnes
6,542
6,528
—%
Strip ratio
waste/ore
2.5
2.2
14%
Grade mined
g/t
1.53
1.54
(1)%
Gold mined 000’oz
92.3
101.4
(9)%
000
Tonnes milled
tonnes
1,171
1,201
(2)%
Yield g/t
1.64
1.67
(2)%
Gold produced 000’oz
62.0
64.5
(4)%
Gold sold 000’oz
62.0
64.5
(4)%
AISC US$/oz
891
885
1%
AIC US$/oz
967
915
6%
Sustaining capital
expenditure US$m
10.9
7.3
49%
Non-sustaining
expenditure US$m
2.6
0.2
1,200%
Total capital expenditure US$m
13.5
7.5
80%
Gold production decreased by 4% to 62,000oz in the March quarter from
64,500oz in the December quarter due to lower yield and throughput.
Yield decreased by 2% to 1.64g/t in the March quarter from 1.67g/t in the December quarter due to movements in gold-in-circuit and lower recovery.
Total tonnes mined remained similar in the March quarter at 6.5Mt. Ore tonnes mined decreased by 8% to 1.9Mt in the March quarter from 2.0Mt in the December quarter. The decrease in ore tonnes mined is attributable to the change in grade control modelling which has enhanced the de nition of the geometry of the mineralisation resulting in lower ore tonnage at a relatively higher grade. In addition, the unrealised scattered mineralisation within the Huni sandstone lithology at Huni pit resulted in further lower ore tonnage. Mined grade decreased by 1% to 1.53g/t in the
March quarter from 1.54g/t in the December quarter in line with plan.
Operational waste tonnes mined decreased by 18% to 3.0Mt in the March quarter from 3.7Mt in the December quarter in line with the schedule.
Capital waste tonnes mined increased by 105% to 1.7Mt in the March quarter from 0.8Mt in the December quarter due to the increased mining rate at Huni pit.
Strip ratio increased by 14% to 2.5 in the March quarter from 2.2 in the
December quarter due to the increased waste stripping in the Huni pit.
All-in cost increased by 6% to US$967/oz in the March quarter from
US$915/oz in the December quarter mainly due to lower gold sold and higher capital expenditure on the Huni waste stripping, partially offset by lower cost of sales before amortisation and depreciation.
Total capital expenditure increased by 80% to US$14m in the March quarter from US$8m in the December quarter. Sustaining capital expenditure increased by 49% to US$11m in the March quarter from
US$7m in the December quarter due to the Huni waste stripping.
Non-sustaining capital expenditure increased to US$3m in the March quarter from US$0m in the December quarter due to the timing of the
Far East Tailings Storage Facility (FETSF) stage three raise.
Asanko (Equity accounted Joint Venture)
All gures in table on a 100% basis
March
2022
Dec
2021
%
Variance
000
1,623
(34)%
Ore mined
tonnes
1,075
000
Waste (Capital)
tonnes
—
517
(100)%
000
Waste (Operational)
tonnes
5,279
8,235
(36)%
000
Total waste mined tonnes
5,279
8,752
(40)%
000
Total tonnes mined tonnes
6,354
10,375
(39)%
Strip ratio
waste/ore
4.9
5.4
(9)%
Grade mined
g/t
1.49
1.24
20%
Gold mined 000’oz
51.6
64.9
(20)%
000
Tonnes milled
tonnes
1,482
1,472
1%
Yield g/t
0.89
1.06
(16)%
Gold produced 000’oz
42.3
50.3
(16)%
Gold sold 000’oz
41.9
51.4
(18)%
AISC US$/oz
1,538
1,539
—%
AIC US$/oz
1,639
1,680
(2)%
Sustaining capital
expenditure US$m
1.1
7.3
(85)%
Non-sustaining
expenditure US$m
1.4
5.0
(72)%
Total capital expenditure US$m
2.5
12.3
(80)%
Gold production decreased by 16% to 42,300oz (100% basis) in the March quarter from 50,300oz (100% basis) in the December quarter mainly due to lower yield. The lower yield is mainly due to recovery challenges experienced in treating the Esaase fresh and transition ore characterised by high organic carbon content and refractory. The mill feed in the March quarter was sourced primarily from Esaase pit, Akwasiso cut 3 and lower grade stockpiles.
Total tonnes mined decreased by 39% to 6.4Mt in the March quarter from
10.4Mt in the December quarter. Total waste tonnes mined decreased by
40% to 5.3Mt in the March quarter from 8.8Mt in the December quarter due to a reduced strip ratio at Esaase pit in preparation to suspend mining activities. Ore tonnes mined decreased by 34% to 1.1Mt in the March quarter from 1.6Mt in the December quarter with reduced ore tonnes from
Esaase pit. Mining at Akwasiso cut 3 during the March quarter contributed to the ore processed,
All-in cost decreased by 2% to US$1,639/oz in the March quarter from
US$1,680/oz in the December quarter mainly due to lower capital expenditure, partially offset by lower gold sold.
Total capital expenditure decreased by 80% to US$3m in the March quarter from US$12m in the December quarter.

Gold Fields
Operational Update
March Quarter
2022
8
Sustaining capital expenditure decreased by 85% to US$1m in the March quarter from US$7m in the December quarter mainly due the completion of TSF Stage 6 raise in the December quarter. Non-sustaining capital expenditure decreased by 72% to US$1m in the March quarter from
US$5m in the December quarter mainly due to reduced expenditure as planned.
As per the production guidance provided by Galiano Gold at the end of
March 2022, while technical work to support a mineral reserve is ongoing, mining will continue at Akwasiso cut 3 and Esaase cut 3 until their depletion (expected in Q2 2022). Following this, processing of ore will continue at full plant capacity (5.8Mtpa) by processing some of the 9.5Mt existing stockpiles. Full year gold production guidance (100% basis) is estimated at between 100Koz-120Koz.
South America region
Peru
Cerro Corona
Tonnes milled
tonnes
1,729
1,736
—%
Gold recovery
per cent
69.9
71.4
(2)%
Copper recovery
per cent
88.5
89.1
(1)%
Yield – Gold
g/t
0.46
0.72
(36)%
– Copper
per cent
0.36
0.46
(22)%
– Combined
eq g/t
1.01
1.43
(29)%
Gold produced
000’oz
24.5
38.4
(36)%
Copper produced
tonnes
5,913
7,617
(22)%
Total equivalent gold
000’
produced
eq oz
56.1
79.6
(30)%
Total equivalent gold
000’
sold
eq oz
59.8
85.0
(30)%
AISC
US$/oz
(129)
(138)
(7)%
AISC
US$/
eq oz
963
853
13%
AIC
US$/oz
(27)
63
(143)%
AIC
US$/
eq oz
1,009
953
6%
Sustaining capital
expenditure
US$m
2.9
11.6
(75)%
Non-sustaining
expenditure
US$m
2.2
7.9
(72)%
Total capital expenditure
US$m
5.1
19.5
(74)%
Gold equivalent production decreased by 30% to 56,100oz in the March quarter from 79,600oz in the December quarter mainly due to lower gold and copper grades in line with the mining sequence combined with lower gold and copper recoveries as a result of metallurgical conditions and the impact of the lower grades of material processed.
Total tonnes mined decreased by 5% to 5.9Mt in the March quarter from
6.2Mt in the December quarter, mainly due to a decrease in ore mined of
25% to 2.3Mt in the March quarter from 3.0Mt in the December quarter.
This was partially offset by an increase in waste mined of 15% to 3.6Mt in the March quarter from 3.2Mt in the December quarter. The decrease in total tonnes mined is in line with the mining schedule, considering the rainy season during the March quarter.
Gold and copper grades mined decreased by 15% and 9% respectively, in line with the mining sequence expected for the March quarter.
Consequently, gold yield decreased by 36% to 0.46g/t in the March quarter from 0.72g/t in the December quarter and copper yield decreased by 22% to 0.36% in the March quarter from 0.46% in the
December quarter.
The gold and copper mined grades are expected to remain similar for the rest of the year in line with the 2022 operational plan. Gold and copper yields are forecast to increase for the remainder of 2022 as a result of preferential processing of higher grade ore while stockpiling lower grades.
Total equivalent gold sold decreased by 30% to 59,800oz in the March quarter from 85,000oz in the December quarter, mainly due to lower gold and copper production.
All-in cost per gold ounce sold decreased to a negative US$27/oz in the
March quarter from US$63/oz in the December quarter, mainly due to lower cost of sales before amortisation and depreciation, lower capital expenditure during the March quarter, and the effect of higher by-product credit resulting from higher copper price received, partially offset by lower gold ounces sold. All-in cost per equivalent ounce increased by 6% to
US$1,009 per equivalent ounce in the March quarter from US$953 per equivalent ounce in the December quarter mainly due to lower equivalent ounces sold, partially offset by lower cost of sales before amortisation and depreciation and lower capital expenditure.
Total capital expenditure decreased by 74% to US$5m in the March quarter from US$20m in the December quarter, as a result of a planned slowdown of construction activities at the tailing storage facility and waste storage facilities during the rainy season. Sustaining capital expenditure decreased by 75% to US$3m in the March quarter from US$12m in the
December quarter, due to timing of expenditure as well as the crusher replacement and land acquisition capital included in the December 2021 quarter. Non-sustaining capital expenditure decreased by 72% to US$2m in the March quarter from US$8m in the December quarter due to reduced construction activities at Ana and Arpon waste storage facilities, as a result of the rainy season.
Salares Norte
The Salares Norte project continued progressing during Q1 2022. A protracted third wave of COVID-19 in Chile, resulted in increased absenteeism, impacting the Salares Norte project during Q1 2022. By the end of the quarter, the third wave had subsided and activity on the site increased. Total project progress at the end of March was 70%, compared to the 63% at the end of Q4 2021. Construction progress at the end of
March 2022 was 64%, compared to 55% at the end of Q4 2021. The project remains on track for rst gold at the end of Q1 2023.
During Q1 2022 the highlights were the completion of the Fresh Water system, including pumping tests from the wells to the plant and the completion of the truck shop facilities. The SAG mill gear was installed during the quarter. Installation of all leaching and CIP tanks continued
during the quarter. Mechanical installation of the thickeners is underway.
Signi cant progress was achieved in the civil works of the Merrill Crowe plant, the lime plant and the cyanide building facilities.
US$77.5m was spent on the project during the quarter, comprising
US$63.0m in capex, US$9.2m in exploration, US$4.3m in investment in working capital and US$2.8m in other cost, partially offset by a realised gain of US$1.8m on the FX hedge. Given the elevated level of inflation, the contingency that was built into the capex forecast has started to be eroded. Should in ation continue at current levels, we expect the overall project capex to be 5-7% higher than expected, The hedge gain will be credited to the cost of the project.
Pre-stripping of the Brecha Principal pit continues to progress well and volumes continued to track ahead of schedule during the quarter, with
11Mt mined. A total of 34Mt has been mined to-date.
US$9.2m was spent on district exploration during the March quarter compared to US$9.9m spent in the December quarter. Total metres drilled in the March quarter were 6,148 metres compared to 9,105 metres drilled in the December quarter.
March
2022
Dec
%
2021          Variance
Ore mined
000
tonnes
2,293
3,047
(25)%
000
Waste mined
tonnes
3,634
3,167
15%
000
Total tonnes mined tonnes
Grade mined – gold
g/t
Grade mined – copper
per cent
Gold mined
000’oz
000
Copper mined
tonnes
000
5,927
0.66
0.39
48.8
8,881
6,214               (5)%
0.78             (15)%
0.43               (9)%
76.6             (36)%
13,015              (32)%

Gold Fields
Operational Update
March Quarter
2022
9
Australia region
St Ives
March
Dec                  %
2022
2021       Variance
Underground
Ore mined
Waste mined
Total tonnes mined
Grade mined
Gold mined
Surface
Ore mined
Surface waste (Capital)
Surface waste
(Operational)
Total waste mined
Total tonnes mined
Grade mined
Gold mined
Strip ratio
Total (Underground
and Surface)
Total ore mined
Total grade mined
Total tonnes mined
Total gold mined
Tonnes milled
Yield – underground
Yield – surface
Yield – combined
Gold produced
Gold sold
AISC
AIC
Sustaining capital
expenditure
Non-sustaining capital
expenditure
Total capital
expenditure
000
tonnes
000
tonnes
000
tonnes
g/t
000’oz
000
tonnes
000
tonnes
000
tonnes
000
tonnes
000
tonnes
g/t
000’oz
waste/ore
000
tonnes
g/t
000
tonnes
000’oz
000
tonnes
g/t
g/t
g/t
000’oz
000’oz
A$/oz
US$/oz
A$/oz
US$/oz
A$m
US$m
A$m
US$m
A$m
US$m
417
453              (8)%
199
244            (18)%
616
697            (12)%
5.43
4.92             10%
72.8
71.7               2%
—
295         (100)%
3,773
801           371%
—
303         (100)%
3,773
1,104           242%
3,773
1,399           170%
—
1.91         (100)%
—
18.1         (100)%
—
3.7         (100)%
417
748           (44)%
5.43
3.74            45%
4,389
2,096          109%
72.8
89.8           (19)%
1,021
1,015               1%
5.06
4.93              3%
1.10
1.44          (24)%
2.86
3.39          (16)%
93.9
110.5           (15)%
95.9
108.6           (12)%
1,681
1,339             26%
1,217
978            24%
1,718
1,387            24%
1,244
1,013            23%
38.8
29.0           34%
28.1
21.1           33%
0.2
5.2         (96)%
0.2
3.8         (95)%
39.0
34.2           14%
28.3
24.9           14%
Gold production decreased by 15% to 93,900oz in the March quarter from
110,500oz in the December quarter mainly due to lower underground ore tonnes mined and processed.
At the underground operations, ore mined decreased by 8% to 417,000t in the March quarter from 453,000t in the December quarter with less ore mined from Hamlet, in line with the planned mining schedule.
Grade mined from underground operations increased by 10% to 5.43g/t in the March quarter from 4.92g/t in the December quarter, due to increased grades mined at Invincible underground mine. Gold mined increased by
2% to 72,800oz in the March quarter from 71,700oz in the December quarter due to higher grades mined, partially offset by lower volumes mined.
No open pit ore mining occurred in the March quarter (December quarter
– 295kt) as focus was given to pre-stripping of Neptune stage 7, resulting in capital waste tonnes mined increasing by 371% to 3,773kt in the March quarter from the 801kt in the December quarter.
As a result of no open pit ore being mined, total ore mined (underground and surface) decreased by 44% to 417kt in the March quarter from 748kt in the December quarter and grade mined increased by 45% to 5.43g/t in the March quarter from 3.74g/t in the December quarter, resulting in a decrease of 19% in gold mined, to 72,800oz in the March quarter from
89,800oz in the December quarter.
Surface yield of stockpiles processed decreased by 24% to 1.10g/t in the
March quarter from 1.44g/t in the December quarter with lower grade ore from historical stockpiles processed in the March quarter.
All-in cost increased by 24% to A$1,718/oz (US$1,244/oz) in the March quarter from A$1,387/oz (US$1,013/oz) in the December quarter as open pit mining was focused solely on pre-stripping leading to higher capital costs coupled with an increase in the cost of ore drawn from stockpiles.
Total capital expenditure increased by 14% to A$39m (US$28m) in the
March quarter from A$34m (US$25m) in the December quarter.
Sustaining capital expenditure increased by 34% to A$39m (US$28m) in the March quarter from A$29m (US$21m) in the December quarter due to increased pre-stripping of Neptune stage 7.
Non-sustaining capital expenditure decreased by 96% to A$0.2m
(US$0.2m) in the March quarter from A$5m (US$4m) in the December quarter due to a reduction in non-sustaining exploration spend.
Agnew
March
2022
Dec
2021
%
Variance
000
Underground ore mined
tonnes
Underground waste
000
mined tonnes
000
Total tonnes mined
tonnes
Grade mined –
underground g/t
Gold mined
000’oz
000
Tonnes milled
tonnes
Yield
g/t
Gold produced 000’oz
Gold sold 000’oz
AISC
A$/oz
US$/oz
AIC
A$/oz
US$/oz
Sustaining capital
A$m
expenditure
US$m
Non-sustaining capital
A$m
expenditure
US$m
Total capital
A$m
expenditure
US$m
250
266
(6)%
208
208
—%
458
474
(3)%
8.08
7.11
14%
65.0
60.8 7%
292
320
(9)%
6.73
5.58
21%
63.0
57.5
10%
64.5
57.1
13%
1,577
1,500
5%
1,142
1,091
5%
1,775
1,782
—%
1,285
1,299
(1)%
21.5
18.1
19%
15.5
13.1
18%
11.8
16.1
(27)%
8.6
11.9
(28)%
33.3
34.2
(3)%
24.1
25.0
(4)%
Gold production increased by 10% to 63,000oz in the March quarter from
57,500oz in the December quarter due to increased grade of ore mined and processed.
Mined grade increased by 14% to 8.08g/t in the March quarter from 7.11g/t in the December quarter with high grade ore mined from the Kath lode at
Waroonga and Sheba lode at New Holland during the March quarter. As a result of the increase in grade, gold mined increased by 7% to 65,000oz in the March quarter from 60,800oz in the December quarter.
All-in cost remained similar at A$1,775/oz (US$1,285/oz) in the March quarter from A$1,782/oz (US$1,299/oz) in the December quarter. The
March quarter was impacted by in ationary pressures on commodity inputs and employee costs, partially offset by increased gold production.
Total capital expenditure decreased by 3% to A$33m (US$24m) in the
March quarter from A$34m (US$25m) in the December quarter.
Sustaining capital expenditure increased by 19% to A$22m (US$16m) in the March quarter from A$18m (US$13m) in the December quarter due to increased exploration drilling and expenditure on expansion of the site accommodation village. Non-sustaining capital expenditure decreased by 27% to A$12m (US$9m) in the March quarter from A$16m (US$12m)
in the December quarter with lower expenditure on the mill crushing circuit expansion.

Gold Fields
Operational Update
March Quarter
2022
10
March
2022
Dec
%
2021         Variance
000
Underground ore mined
tonnes
Underground waste
000
mined tonnes
000
tonnes
405
172
577
5.39
70.2
424
(4)%
240
(28)%
Total tonnes mined
Grade mined –
underground
Gold mined
664
(13)%
g/t
000’oz
000
6.01
81.9
(10)%
(14)%
Tonnes milled
Yield
Gold produced
Gold sold
AISC
AIC
March
2022
Dec
%
2021         Variance
Granny Smith Gruyere
Mine physicals in table on a 100% basis
Gold production decreased by 17% to 65,900oz in the March quarter from
79,100oz in the December quarter due to lower ore tonnes milled as well as lower grade of ore processed.
Underground waste mined decreased by 28% to 172kt in the March quarter from 240kt in the December quarter following completion of development in zones Z80 and Z90.
Grade mined decreased by 10% to 5.39g/t in the March quarter from
6.01g/t in the December quarter due to decreased grades mined from zones Z80 and Z100. As a result of the decrease in grade and a 4%
decrease in ore mined, gold mined decreased by 14% to 70,200oz in the
March quarter from 81,900oz in the December quarter.
Tonnes milled decreased by 11% to 389kt in the March quarter from 438kt in the December quarter due to decreased availability of underground ore and the timing of the March milling campaign.
All-in cost increased by 14% to A$1,767/oz (US$1,279/oz) in the March quarter from A$1,550/oz (US$1,133/oz) in the December quarter. The
March quarter was impacted by in ationary pressures on commodity inputs and employee costs, as well as a decrease in gold sold. These adverse impacts were partially offset by a decrease in capital expenditure.
Total capital expenditure decreased by 34% to A$28m (US$21m) in the
March quarter from A$43m (US$32m) in the December quarter.
Sustaining capital expenditure decreased by 38% to A$18m (US$13m) in the March quarter from A$29m (US$22m) in the December quarter due to decreased mine development in the March quarter and A$6m (US$4m)
spent on new mobile equipment in the December quarter compared to
A$1m (US$0.4m) spent in the March quarter. Non-sustaining capital expenditure decreased by 26% to A$10m (US$7m) in the March quarter from A$14m (US$10m) in the December quarter due to decreased exploration expenditure in the March quarter.
Capital in table on a 50% basis
Sustaining capital
A$m
12.6
14.5
(13)%
expenditure – 50% basis
US$m
9.1
10.5
(13)%
Non-sustaining capital
A$m
—
0.4
(100)%
expenditure – 50% basis
US$m
—
0.3
(100)%
Total capital expenditure
A$m
12.6
14.9
(15)%
– 50% basis
US$m
9.1
10.8
(16)%
Gold production increased by 5% to 71,100oz in the March quarter from
67,800oz in the December quarter due to an increase in grade of ore mined and processed, partially offset by a decrease in tonnes milled.
Ore mined decreased by 17% to 2.64Mt in the March quarter from 3.16Mt in the December quarter with a reduction of 1.0Mt mined from stage 1 of the pit, partially offset by an increase of 0.48Mt from stage 3 of the pit.
Operational waste tonnes mined decreased by 15% to 0.80Mt in the
March quarter from 0.94Mt in the December quarter and lower ore tonnes mined during the March quarter re ected the mine plan.
Grade mined increased by 8% to 1.08g/t in the March quarter from 1.00g/t in the December quarter due to increased volumes mined from the higher grade stage 3 and decreased volumes from the lower grade stage 1 of the pit.
As a result of the decreased ore mined and the increased average grade mined, gold mined decreased by 10% to 91,300oz in the March quarter from 101,200oz in the December quarter.
All-in cost increased by 3% to A$1,503/oz (US$1,088/oz) in the March quarter from A$1,465/oz (US$1,067/oz) in the December quarter due to an increase in cost of sales before amortisation and depreciation, partially offset by lower capital expenditure and increased gold sold.
Total capital expenditure (on a 50% basis) decreased by 15% to A$13m
(US$9m) in the March quarter from A$15m (US$11m) in the December quarter. Sustaining capital expenditure (on a 50% basis) decreased by 13%
to A$13m (US$9m) in the March quarter from A$15m (US$11m) in the
December quarter with lower expenditure on stage 3 of the tailings facility as construction nears completion.
Ore mined
Waste (Capital)
Waste (Operational)
Total waste mined
Total tonnes mined
Grade mined
Gold mined
Strip ratio
Tonnes milled
Yield
Gold produced
Gold sold
AISC
AIC
000
tonnes
000
tonnes
000
tonnes
000
tonnes
000
tonnes
g/t
000’oz
waste/
ore
000
tonnes
g/t
000’oz
000’oz
A$/oz
US$/oz
A$/oz
US$/oz
2,637
3,164               (17)%
6,748
6,602                   2%
795
939               (15)%
7,543
7,541
—%
10,180
10,705                  (5)%
1.08
1.00                  8%
91.3
101.2                (10)%
2.9
2.4                21%
2,142
2,236                 (4)%
1.03
0.94                10%
71.1
67.8                  5%
70.3
66.9                  5%
1,503
1,453                   3%
1,088
1,058                   3%
1,503
1,465                   3%
1,088
1,067                   2%
tonnes
g/t
000’oz
000’oz
389
5.27
65.9
59.7
438              (11)%
5.62               (6)%
79.1             (17)%
79.1             (25)%
A$/oz
1,565
1,378
14%
US$/oz
1,133
1,007
13%
A$/oz
1,767
1,550
14%
US$/oz
A$m
US$m
A$m
US$m
A$m
US$m
1,279
18.3
13.3
10.1
7.3
28.4
20.6
1,133                13%
29.3              (38)%
21.6              (38)%
13.6              (26)%
9.9             (26)%
42.9             (34)%
31.5             (35)%
Sustaining capital
expenditure
Non-sustaining capital
expenditure
Total capital
expenditure

Gold Fields
Operational Update
March Quarter
2022
11
1,319
—
—
—
2,293
1,319
484
1,875
5,642
3,283
—
9,253
March 2022
Underground and surface
Total Mine
South
Africa
Region
West Africa Region
South
America
Region
Australia Region
operations
including
equity
Ghana
Peru
Australia
accounted
Imperial ounces with metric tonnes
Joint
South
Asanko
#
Cerro
Granny
Gruyere
and grade
Venture
Deep
Total
Tarkwa        Damang
45%
Corona
Total
St Ives       Agnew
Smith
50%
Tonnes mined
(000 tonnes)*
– underground ore
Dec
2021                 1,518
375                 —              —                   —                —                 —
1,142
453
266
424                  —
March  2021                 1,446
346                 —              —                   —                —                 —
1,100
446
258
395                  —
– underground waste
Dec 2021
745
53
—
—
—
—
—
692
244
208
240
—
March 2021                     648
39                 —              —                  —                 —                 —
609
183
239
187                  —
– surface ore                                                 Dec
2021
11,244
—
6,321
3,545
2,046
730
3,047
1,877
295
—
—
1,582
March  2021                 7,789               —
5,305
2,405
2,071
828
1,099
1,385
412              —                —
973
– total                                                            Dec
2021
13,507
428
6,321
3,545
2,046
730
3,047
3,711
991
474
664
1,582
March 2021                   9,883            385           5,305
2,405            2,071               828          1,099
3,093
1,041             497             582               973
(grams per tonne)
Dec
2021
6.0             6.7                 —                —                 —                 —                 —            5.8               4.9              7.1             6.0                  —
– underground ore
March 2021
5.4             5.6                 —                 —                —                 —                 —            5.3               5.1              6.1             5.0                  —
– surface ore
Dec
2021
1.2               —              1.4              1.3               1.5                1.2               0.8              1.1               1.9                —               —               1.0
March 2021
1.4              —               1.5              1.5               1.6                1.3               0.9              1.4               2.3                —               —               1.1
–
total
Dec
2021
1.8             5.8              1.4              1.3                1.5                1.2               0.8             2.9               3.7              7.1             6.0                 1.0
March 2021
2.0             5.1              1.5              1.5                1.6                1.3               0.9             3.2              3.8               6.1             5.0                 1.1
(000 ounces)*
Dec
2021                   294.7
80.3                 —               —                 —                 —                —
214.4
71.7
60.8
81.9                 —
– underground ore
March 2021                   251.1
62.6                 —
—                 —                 —                —
188.5
73.6
50.8
64.1                 —
– surface ore                                                 Dec
2021
425.7
—
280.4
149.8
101.4
29.2
76.6
68.7
18.1
—
—
50.6
March 2021                  350.3               —
255.3
112.6
108.2
34.5
30.5
64.4
30.8             —                 —
33.6
–
total
Dec
2021
720.4           80.3          280.4
149.8           101.4              29.2             76.6
283.1             89.8          60.8            81.9              50.6
March 2021
601.4           62.6          255.3
112.6           108.2              34.5             30.5
253.0            104.4         50.8            64.1              33.6
(000 tonnes)
Dec 2021
1,678
354
—
—
—
—
—
1,324
566
320
438
—
– underground ore
March 2021                  1,482
362                 —                —                 —                —                  —
1,120
437
297
385                  —
–
underground
waste
Dec
2021
53              53                 —                —                 —                 —                 —              —                 —               —               —                —
March 2021
26              26                 —                —                —                  —                 —               —               —               —              —                —
– surface ore                                               Dec
2021
8,855
288
5,265
3,401
1,201
663
1,736
1,567
449
—
—
1,118
March 2021                  8,870
318
5,269
3,436
1,183
650
1,635
1,648
590             —                —
1,058
– total                                                           Dec
2021
10,586
695
5,265
3,401
1,201
663
1,736
2,891
1,015
320
438
1,118
March 2021
10,378
707
5,269
3,436
1,183
650
1,635
2,767
1,027
297
385
1,058
(Grams per tonne)
Dec
2021
5.6             6.6                 —                —                —                 —                  —            5.3              4.9              5.6              5.6                  —
– underground ore
March 2021
4.9             5.0                 —                —                —                —                   —            4.8             4.6               5.3              4.7                  —
– surface ore
Dec
2021
1.2             0.1              1.3               1.2               1.7                1.1               1.4             1.1                1.4                —              —               0.9
March 2021
1.2             0.1              1.3               1.1               1.9                1.3               0.9             1.2                1.6              —               —                1.0
–
combined
Dec
2021
1.9             3.4               1.3              1.2               1.7                1.1                1.4            3.0                3.4             5.6              5.6                0.9
March 2021
1.7             2.6               1.3              1.1              1.9                1.3                 0.9            2.6               2.8              5.3              4.7                1.0
(000 ounces)*
Dec
2021                  302.0
75.7                 —               —                  —                —               —
226.3
89.7
57.5
79.1                  —
– underground ore
March 2021                  231.5
58.6                —
—                 —                 —               —
172.9
64.3
50.9
57.6                 —
– surface ore                                                Dec
2021
351.6
1.0
216.2
129.1
64.5
22.6
79.6
54.7
20.8
—
—
33.9
March 2021                  331.4
1.1
221.1
122.5
71.7
27.0
46.4
62.8
29.7                —               —
33.1
–
total
Dec
2021
653.6            76.8         216.2
129.1             64.5              22.6             79.6
281.0           110.5           57.5            79.1              33.9
March 2021
562.9            59.7          221.1
122.5             71.7              27.0             46.4
235.7             94.0           50.9            57.6              33.1
(dollar per tonne)
Dec 2021
122
161
—
—
—
—
—
109
93
135
112
—
– underground
March 2021
133            169
—                —                —                 —                  —           121              101             142            127
—
–
surface
Dec
2021
34               36               37               32                 47                 43                33               25               31                —              —                  22
March 2021
27             17                30                21               45                  45                25               25               32                —              —                   21
– total                                                         Dec
2021
48
109
37
32
47
46
33
63
65
135
112
22
March 2021
43
101
30
21
45
45
25
64
61
142
127
21
* Excludes surface material at South Deep.
#
Includes only 45% of Asanko (Equity Accounted JV).
—
172
208
199
578
—
—
—
—
—
63
641
 March 2022
March
2022                  1,436
364                 —
—                   —                —                 —
—                   —                —                 —
1,072
417
250
405                 —
1,319
577
458
616
2,293
2,969
484
1,875
5,642
3,283
427
11,331
March 2022
Grade mined
—
5.4
8.1
5.4
6.0
—
—
—
—
—
6.3
6.1
March 2022
1.1
—
—
—
1.1
0.7
1.5
1.5
1.2
1.3
—
1.1
March 2022
1.1
5.4
8.1
5.4
3.3
0.7
1.5
1.5
1.2
1.3
5.4
1.8
March 2022
Gold mined
—
70.2
65.0
72.8
—        208.0
—
—
—
—
74.0
282.0
March 2022
45.6
—
—
—
45.6
48.8
23.2
92.3
238.4
122.9
—
332.8
March 2022
45.6
70.2
65.0
72.8
48.8
253.6
23.2
92.3
238.4
122.9
74.0
614.8
March 2022
Ore milled/treated
—
389
292
454
—        1,135
—
—
—
—
345
1,480
March 2022
—
—
—
—
—
—
—
—
—
—
57
57
March 2022
1,071
—
—
566
1,729
1,637
667
1,171
5,286
3,447
332
8,984
March 2022
1,071
389
292
1,021
1,729
2,772
667
1,171
5,286
3,447
734
10,520
March 2022
Yield
—
5.3
6.7
5.1
5.6
—
—
—
—
—
6.9
5.9
March 2022
1.0
—
—
1.1
1.1
1.0
0.9
1.6
1.2
1.2
0.1
1.1
March 2022
1.0
5.3
6.7
2.9
2.9
1.0
0.9
1.6
1.2
1.2
3.3
1.8
March 2022
Gold produced
—
65.9
63.0
73.9
—        202.8
—
—
—
—
76.8
279.6
March 2022
35.6
—
—
20.0
55.6
56.1
19.1
62.0
209.5
128.5
1.2
322.4
March 2022
35.6
65.9
63.0
93.9
56.1
258.4
19.1
62.0
209.5
128.5
78.0
602.0
March 2022
Cost of sales before gold
inventory change and
amortisation and depreciation
—
136
162
107
131
—
—
—
—
—
172
142
March 2022
25
—
—
28
26
27
39
47
25
32
35
30
March 2022
25
136
162
63
69
27
39
47
25
32
110
46
March 2022

Gold Fields
Operational Update
March Quarter
2022
12
Certain forward-looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of
the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ nancial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates re ecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
• changes in the market price of gold, and to a lesser extent copper and silver;
• material changes in the value of Rand and non-U.S. Dollar currencies;
• difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
• the ability of the Group to comply with requirements that it provide bene ts to affected communities;
• the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
• court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
• the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
• the success of the Group’s business strategy, development activities and other initiatives, particularly at the Salares Norte project;
• changes in technical and economic assumptions underlying Gold Fields’ mineral reserve estimates;
• supply chain shortages and increases in the prices of production imports;
• changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
• the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
• loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged
Persons in management positions;
• power cost increases as well as power stoppages, uctuations and usage constraints;
• regulation of greenhouse gas emissions and climate change;
• high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
• the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
• the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
• the occurrence of future acid mine drainage related pollution;
• geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
• economic, political or social instability in the countries where Gold Fields operates;
• downgrades in the credit rating of South Africa and its impact on Gold Fields’ ability to secure nancing;
• reliance on outside contractors to conduct some of its operations;
• ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
• the inability to modernise operations and remain competitive within the mining industry;
• the effects of regional re-watering at South Deep;
• the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
• actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts;
• the occurrence of labour disruptions and industrial actions;
• the adequacy of the Group’s insurance coverage;
• nancial exibility could be limited by South African exchange control regulations;
• difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
• the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
• the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
• the identi cation of a material weakness in disclosure and internal controls over nancial reporting;
• difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
• liquidity risks in trading ordinary shares on JSE Limited;
• Gold Fields’ ability to pay dividends or make similar payments to its shareholders; and
• shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.
Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ lings with the Johannesburg Stock Exchange and the
United States Securities and Exchange Commission, including the Integrated Annual Report 2021 and the annual report on Form 20-F for the scal year ended 31 December 2021. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to re ect events or circumstances after the date of this report or to re ect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.

Gold Fields
Operational Update
March Quarter
2022
Administration and corporate information
Corporate secretary
Anre Weststrate
Tel: +27 11 562 9719
Mobile: +27 83 635 5961
email:
anre.weststrate@gold elds.com
Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 7796 8644
email:
general@corpserv.co.uk
American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
P O Box 505000
Louisville, KY 40233 – 5000
Overnight correspondence should be sent to:
BNY Mellon
462 South 4th Street, Suite 1600
Louisville, KY40202
email:
shrrelations@cpushareownerservices.com
Phone numbers
Tel: 866 247 3871 Domestic
Tel: 201 680 6825 Foreign
Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
email:
avishkar.nagaser@gold elds.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email:
thomas.mengel@gold elds.com
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email:
sven.lunsche@gold elds.com
Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196
PO Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Link Group
10th Floor, Central Square
29 Wellington Street
Leeds
LSI 4 DL
England
Tel: 0371 664 0300
If you are outside the United Kingdom please call (0) 371 664 0300
Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate.
Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.
email: shareholderenquiries@linkgroup.co.uk

Website
www.gold elds.com
Listings
JSE / NYSE / GFI
CA Carolus
†
(Chairperson) CI Griffith
•
(Chief Executive Officer) PA Schmidt
•
(Chief Financial Officer) A Andani
#†
PJ Bacchus
*†
MC Bitar
@†
TP Goodlace
†
JE McGill^ PG Sibiya
†
SP Reid
^
†
YGH Suleman
†
^ Australian * British
@
Chilean
#
Ghanaian
†
Independent Director • Non-independent Director

www.goldfields.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 5 May 2022
By:
/s/ C I Griffith
Name:
C I Griffith
Title:
Chief Executive Officer